(Check One):
|_| Form 10-K
|_| Form 20-F                                             ----------------------
|_| Form 11-K                                             Commission File Number
|X| Form 10-Q                                             0-27026
|_| Form 10-D                                             ----------------------
|_| Form N-SAR
|_| Form N-CSR


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                      For Period Ended: September 29, 2007
                      |_| Transition Report on Form 10-K
                      |_| Transition Report on Form 20-F
                      |_| Transition Report on Form 11-K
                      |_| Transition Report on Form 10-Q
                      |_| Transition Report on Form N-SAR

                      For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.

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                          PART I REGISTRANT INFORMATION

                        PERICOM SEMICONDUCTOR CORPORATION
--------------------------------------------------------------------------------
                             Full name of registrant

                                       N/A
--------------------------------------------------------------------------------
                            Former name if applicable

                             3545 North First Street
--------------------------------------------------------------------------------
                      Address of principal executive office

                               San Jose, CA 95134
--------------------------------------------------------------------------------
                            City, state and zip code

--------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|   a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without ( unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

                               PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ending June 30, 2007 the Company identified certain significant control deficiencies in our system of internal control over financial reporting as a result of not having sufficient and adequately trained accounting staff. Because of the number and nature of these significant deficiencies, when aggregated, the Registrant concluded it had a material weakness in internal control over financial reporting at June 30, 2007. Due to the presence of the material weakness, the Registrant implemented a plan to review and supplement its policies and procedures, recruit additional staff, review its staff training and oversight processes and re-examine its documentation procedures.

Despite the extensive effort on the part of the Registrant to locate and employ sufficient accounting personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's financial reporting requirements, it has not yet completed this task. Consequently, the Registrant is unable, without unreasonable effort, to complete and file its Quarterly Report on Form 10-Q for the three months ended September 29, 2007 by November 8, 2007, the prescribed deadline for filing.

--------------------------------------------------------------------------------

                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Angela Chen                      (408)                  435-0800
      -----------                      -----                  --------
        (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                        PERICOM SEMICONDUCTOR CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2007                               By: /s/ Alex C. Hui
                                                         -----------------------
                                                         Alex C. Hui
                                                         Chief Executive Officer

Date: November 9, 2007                               By: /s/ Angela Chen
                                                         -----------------------
                                                         Angela Chen
                                                         VP of Finance, CFO


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